FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, N J Holland
†
(Chief Financial Officer), J G Hopwood, G
Marcus, J M McMahon
†
, D N Murray, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Willie Jacobz
Tel
+27 11 644-2460
Fax +27 11 484-0639
Mobile 082 493 1377
Reidwaan Wookay
Tel
+27 11 644-2665
Fax +27 11 484-0639
Mobile 084 878 4566
MEDIA RELEASE
Eskom Withdraws Authorisation for Mining Industry
to Increase Electricity Load From 80% to 90%
Johannesburg, Tuesday, January 31, 2008: Gold Fields Limited
(“Gold Fields”) (NYSE, JSE, DIFX: GFI) is disappointed to confirm that
Eskom has informed the Company that authorisation to increase electricity load from 80% to 90% by this evening, has been temporarily withdrawn in order to “protect further frequency decay and system instability”.
To comply with this instruction, and in the interest of safety, production at Gold Fields’ operations is being pulled back to the 80% power level.
ends
Enquiries
Willie Jacobsz
Tel: 011-644-2460
Mobile: 082 493 1377
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.
A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.
The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.
Gold Fields employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange
(NYSE) and the Dubai International Financial Exchange (DIFX).
All of Gold Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 15 November 2007
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
Relations and Corporate Affairs